Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
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April 25, 2014

VIA EDGAR

Mr. John Reynolds

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Frederick’s of Hollywood Group, Inc.
Revised Schedule 13E-3
Filed April 15, 2014
File No. 005-37017

Revised Preliminary Proxy Statement on Schedule 14A
Filed April 15, 2014
File No. 001-05893

Dear Mr. Reynolds:

On behalf of Frederick’s of Hollywood Group Inc. (the “Company”), and, with respect to the Schedule 13E-3, the other filing persons, we respond as follows to the Staff’s comment letter, dated April 23, 2014, relating to the above-captioned Schedule 13E-3 (“Schedule 13E-3”) and Preliminary Proxy Statement on Schedule 14A (“Proxy Statement”).

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter. Captions and page references in the responses below correspond to the revised Proxy Statement (the “Amended Proxy Statement”) and the revised Schedule 13E-3 (the “Amended Schedule 13E-3”) being filed concurrently herewith. Capitalized terms used but not defined herein have the meanings ascribed to them in the Proxy Statement.

Securities and Exchange Commission

April 25, 2014

1.	We note in your response to comment 7 of our letter dated April 4, 2014 that you believe the information provided by Allen & Co. does not specifically relate to the merger and is not material because the third parties proposals received during the marketing process had terminated and were not considered as alternatives to the merger. However, you disclose on page 34 that the merger agreement provides that the company may engage in a limited solicitation of 12 designated parties, 10 of which are “companies the Lead Director believed to have expressed a credible interest in a strategic transaction with the Company during the marketing efforts conducted by Allen & Co between June 2012 and March 2013, including all of the Proposing Parties.” Therefore, it appears that the information provided by Allen & Co. during the marketing period may be material to shareholders if the Lead Director and the board considered this information in analyzing potential alternatives to the merger. Please advise.

We note the comment and respectfully submit that the Lead Director and the Board of Directors did not consider any information provided by Allen & Co. in analyzing potential alternatives to the Merger. In addition, the Lead Director did not consider any information provided by Allen & Co. in selecting the designated parties for the limited solicitation under the Merger Agreement.

As previously discussed in the response to comment 7 in our letter to the Staff dated April 15, 2014, all discussions with respect to the proposals received during the Allen & Co. marketing process had terminated upon completion of the Series B Convertible Preferred Stock transaction. In fact, such proposals were no longer relevant at the time the Merger was being considered, given the change in capital structure of the Company as a result of Series B Convertible Preferred Stock transaction. At the time the Lead Director and the Board of Directors were considering the Merger, the only alternative available to the Company, and the only alternative considered by the Lead Director and the Board of Directors, was remaining a stand-alone public company. Accordingly, the Lead Director and the Board of Directors did not consider any information provided by Allen & Co. with respect to the proposals received during the marketing process in considering potential alternatives to the Merger.

Of the 12 parties selected to be contacted during the limited solicitation under the Merger Agreement, ten were from the Allen & Co. marketing process. In selecting these ten parties, the Lead Director did not rely on any information provided by Allen & Co. regarding the parties or their prior proposals. Rather, the Lead Director relied solely on the fact that each had expressed a legitimate interest in a potential strategic transaction during the marketing process. Even though previous contacts with them had not led to a successful transaction, based on their prior interest in the Company, the Lead Director nonetheless determined that these parties, along with a brand company new to the Company’s industry and one of the Company’s licensing partners, were the parties who were most likely to be interested in a potential strategic transaction. Based on the Lead Director’s and management’s knowledge regarding the participants and investors in the Company’s industry, the Lead Director believed that there were no other parties who had not been previously contacted and who would be likely to propose a potential strategic transaction. Page 34 of the Amended Proxy Statement has been revised to disclose the Lead Director’s rationale for selecting the parties to contact during the limited solicitation and that the Lead Director did not rely on any information provided by Allen & Co. regarding the parties or their prior proposals.

In sum, the Lead Director and the Board of Directors, in considering alternatives to the Merger and in selecting the designated parties for the limited solicitation, did not believe it was necessary or appropriate to consider, and did not consider, any information provided by Allen & Co. during the marketing process. Therefore, any such information is not material to shareholders.

Securities and Exchange Commission

April 25, 2014

* * * * *

If you have any questions, please do not hesitate to email me at plucido@grabuard.com or call me at (212) 818-8675.

Very truly yours,

/s/ Paul Lucido

Paul Lucido
Graubard Miller

cc:	Marci J. Frankenthaler, Esq.

David Alan Miller, Esq.

Annex A

Acknowledgement of Filing Persons

Each of the undersigned acknowledges that:

•	Frederick’s of Hollywood Group Inc. (the “Company”) is responsible for the adequacy and accuracy of the disclosure in the Preliminary Proxy Statement on Schedule 14A filed on April 25, 2014;

•	the Company and the other filing persons are responsible for the adequacy and accuracy of the disclosure in the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed on April 25, 2014;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

FREDERICK’S OF HOLLYWOOD GROUP INC.

By:	/s/ Thomas J. Lynch
Name: Thomas J. Lynch
Title: Chief Executive Officer

/s/ Philip A. Falcone
Philip A. Falcone

HARBINGER GROUP INC.

By:	/s/ Philip A. Falcone
Name: Philip A. Falcone
Title: Chief Executive Officer

FOHG HOLDINGS, LLC

By:	/s/ Philip A. Falcone
Name: Philip A. Falcone
Title: Manager

FOHG ACQUISITION CORP.

By:	/s/ Philip A. Falcone
Name: Philip A. Falcone
Title: Chief Executive Officer

HGI FUNDING, LLC

By:	/s/ Philip A. Falcone
Name: Philip A. Falcone
Title: Chief Executive Officer

/s/ Michael T. Tokarz
Michael T. Tokarz

TTG APPAREL, LLC

By:	/s/ Michael T. Tokarz
Name: Michael T. Tokarz
Title: Manager

TOKARZ INVESTMENTS, LLC

By:	/s/ Michael T. Tokarz
Name: Michael T. Tokarz
Title: Manager

FURSA ALTERNATIVE STRATEGIES LLC

By:	/s/ William F. Harley
Name: William F. Harley
Title: Manager

ARSENAL GROUP, LLC

By:	/s/ William F. Harley
Name: William F. Harley
Title: Manager

/s/ William F. Harley
William F. Harley